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May 26, 2020

VIA EDGAR AND FEDERAL EXPRESS

Office of Life Sciences

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: Donald Field

    Justin Dobbie

Re:	Pliant Therapeutics, Inc.
Registration Statement on Form S-1
Filed May 11, 2020
File No. 333-238146

Ladies and Gentlemen:

This letter is being submitted on behalf of Pliant Therapeutics, Inc. (the “Company”) in response to comments contained in the letter dated May 20, 2020 (the “Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Bernard Coulie, Chief Executive Officer of the Company, with respect to the Company’s Registration Statement on Form S-1 that was filed on May 11, 2020. The Company is concurrently filing Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”), including changes in response to the Staff’s comments.

The responses set forth below have been organized in the same manner in which the Staff’s comments were organized and all page references in the Company’s responses are to the Registration Statement. Two copies of this letter and the marked Registration Statement will be provided to Donald Field of the Commission.

Registration Statement on Form S-1

Notes to Financial Statements

Note 11: 2015 Equity Incentive Plan and Stock-Based Compensation

Incentive Stock Options and Nonqualified Stock Options, page F-28

1.	Please revise your disclosures in the tables here and in your interim financial statements on page F-63 to present the fair values of your underlying common stock consistently

United States Securities and Exchange Commission

May 26, 2020

with that presented in Exhibit A of your May 13, 2020 response to prior comment 4 of our June 6, 2019 letter. In this regard, it appears that your common stock fair values used to value your option grants in 2019 ranged from $0.72 to $0.99 per share and not the $0.59 to $0.74 as disclosed on page F-28, and was $0.87 for the first quarter of 2020 not the $0.87 to $1.09 range as disclosed on page F-63. Otherwise, tell us why it is appropriate to present the ranges you provide in these tables.

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that it has revised pages F-28 and F-64 to present the fair values of the Company’s underlying common stock consistently with the values presented in Exhibit A of the Company’s response submitted in its letter dated May 13, 2020. On page F-28, the revised values of $0.72 to $0.99 per share ($5.15 to $7.08 per share on a post-reverse split basis) represent the high and low range of the fair value of the Company’s common stock, which were derived from third-party common stock valuations performed in 2019 and utilized in the Black-Scholes option pricing model for grants during the year.

On Page F-64, the revised value of $0.72 per share ($5.15 per share on a post-reverse split basis) represents the fair value of the Company’s common stock derived from a third-party valuation for grants made during the three months ended March 31, 2019. While the Company obtained a third-party valuation of its common stock as of March 31, 2019 of $0.87 per share ($6.22 per share on a post-reverse split basis), there were no grants made during the quarter with this valuation.

On Page F-64, the revised value of $0.87 per share ($6.22 per share on a post-reverse split basis) represents the fair value of the Company’s common stock derived from a third-party valuation for grants made during the three months ended March 31, 2020. Specifically, stock option grants were made on March 31, 2020 at the common stock fair value of $0.87 per share ($6.22 per share on a post-reverse split basis). No other stock option grants were issued by the Company during the three months ended March 31, 2020.

The Company has assessed and validated that the Black-Scholes option pricing models and derived stock compensation utilized accurate inputs in all periods. The Company has also confirmed that its stock-based compensation expense values were correct as originally disclosed in the Registration Statement. Accordingly, the Company has revised its disclosure of the inputs utilized in its Black-Scholes option pricing models and has disclosed the revision in a footnote to the tabular disclosure of the Black-Scholes option pricing model inputs.

Item 15. Recent Sales of Unregistered Securities

(b) Grants and Exercises of Stock Options and Restricted Stock, page II-3

2.

It appears that the 23,299,269 stock options you disclose as granted since January 1, 2017 improperly includes your grants of 4,055,136 shares of restricted stock during this period. In this regard, the increase from the 19,244,133 option grants since January 1, 2017 as disclosed on page II-3 of your previous draft registration statement submission is exactly 4,055,136 and it is apparent from Exhibit A to your May 13, 2020 response to prior comment 4 from or June 6, 2019 letter that you have not granted any additional

United States Securities and Exchange Commission

May 26, 2020

stock options since your last submission. Please revise your disclosure to correct the number of option grants since January 1, 2017 or indicate that the 23.3 million amount includes your restricted stock grants.

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that it has revised page II-3 of the Registration Statement to exclude the shares of restricted stock from the disclosure of stock options on that page.

If you require additional information, please telephone the undersigned at (650) 752-3333.

Sincerely,

/s/ Deepa M. Rich

Deepa M. Rich

Enclosures:

cc:	Bernard Coulie, Pliant Therapeutics, Inc.
Keith Cummings, Pliant Therapeutics, Inc.
Hans Hull, Pliant Therapeutics, Inc.
Sam Zucker, Goodwin Procter LLP
James Xu, Goodwin Procter LLP
Kristin VanderPas, Cooley LLP